Mail Stop 0308
	June 2, 2005


Daniel J. Oginsky, Esq.
Vice President, General Counsel and Secretary
39500 Orchard Hill Place
Suite 200
Novi, Michigan 48375

          Re:	ITC Holdings Corporation
	Amendment No. 1 to Registration Statement on Form S-1
	Filed May 10, 2005
	File No. 333-123657

Dear Mr. Oginsky:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1
1. We reissue prior comment 3 in our letter dated April 28, 2005. We note your response and believe your summary remains too long and should be revised further to comply with Item 503(a) of Regulation S-
K. For example, please reduce the detailed disclosure provided under the caption "The Electricity Transmission Sector," as most of the information is too general and does not directly relate to you.
As
another example, please reduce the disclosure under the caption "Business Strengths" to include only the italicized sentences corresponding to the bullets.



2. Also, please balance your disclosure on expected growth with the associated risks. For example, discuss the substantial indebtedness of your operating subsidiary and the fact that you are a "controlled" company under the New York Stock Exchange rules.

Summary Historical Financial Data, page 8
3. Please refer to comment nine in our letter dated April 28, 2005.
By excluding additional items from EBITDA, such as loss on extinguishment of debt, you have in effect presented something other than EBITDA as defined by the acronym. As such, please provide cautionary disclosure that the non-GAAP measure presented may not be comparable to EBITDA-related measures disclosed by other entities. Further, as you consider EBITDA to be a performance measure, please refer to Question 15 of the Staff`s "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures," which states, "Because EBIT and EBITDA exclude recurring charges, companies should consider the answer to Question 8 if they intend to use EBIT or EBITDA as a performance measure." Please note that pursuant to Question 8, you must justify the usefulness of any performance measure that excludes recurring items. In addition to interest, taxes and depreciation, the staff considers AFUDC equity a recurring item. Furthermore, we may consider "certain other items..." recurring since events like debt restructurings can be assumed to be reasonably likely to recur. Therefore, we believe you should include discussion that comprehensively addresses each of the five bullet points in Question 8 in crafting a revised disclosure. With respect to the first bullet point regarding the manner in which you use the non-GAAP measure to conduct or evaluate your business, please be advised that the lack of a segment performance measure that corresponds to your non-GAAP measure suggests you do not allocate resources based on your measure.
Management` Discussion and Analysis of Financial Condition and Results of Operations, page 31

Point-to-point Revenues, page 36

4. Please refer to comment 15 in our letter dated April 28, 2005. We note that you do not believe "revenue credits" meet the definition of a liability under GAAP or a regulatory liability based on paragraphs
11.a through 11.c of SFAS 71. Paragraph 11.a of SFAS 71 states that a liability can be imposed when a regulator requires refunds to customers. Further, footnote seven to that paragraph states that "Refunds can be paid to the customers who paid the amounts being refunded; however, they are usually provided to current customers by reducing current charges." As you appear to be reducing rates in order to return $4.2 million of point-to-point revenues to customers, please explain in detail why you do not believe the "revenue credits" meet the definition of a regulatory liability under paragraph 11.a of
SFAS 71.

Liquidity and Capital Resources, page 45
5. Please refer to comment 16 in our letter dated April 28, 2005. We note your response indicating that the amount of dividends to be paid to shareholders in 2005 will be determined at a board meeting scheduled for May 10, 2005. We may have further comment in the future.

Reconciliation of PP&E Activity, page 50
6. Please refer to comment 20 in our letter dated April 28, 2005. Please explain in further detail why you do not believe the identified assets represent a pre-acquisition contingency as defined by SFAS 141 and explain specifically when you recorded the adjustment. Further, you state that you view the return of the assets to DTE Energy as additional consideration rather than a purchase price allocation adjustment. We are unaware of any practice or promulgated GAAP relating to accounting for additional consideration subsequent to the acquisition date. Therefore, please tell us your basis under GAAP for adjusting goodwill upon issuing this "additional consideration" subsequent to the acquisition date.
In doing so, please tell us whether you believe this consideration represents "contingent consideration" as discussed in paragraphs 25-
36 of SFAS 141.  If so, please explain why.

Exhibit 5.1, Legality Opinion
7. We note you have filed the draft form of your legality opinion. Please re-file the legality opinion in its completed form. See
Instruction 1 to Item 601 of Regulation S-K.


* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


	You may contact Sarah Goldberg, Staff Accountant, at (202)
551-
3214 or James Allegretto, Senior Assistant Chief Accountant, at
(202)
551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson, Staff
Attorney, at (202) 551-3335 or David Mittelman, Legal Branch Chief, at (202) 551-3214 with any other questions you may have.

						Sincerely,


						H. Christopher Owings
						Assistant Director

cc:	Rise B. Norman, Esq.
	Simpson Thatcher & Bartlett LLP
	Via Fax - (212) 455-2502










































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Daniel J. Oginsky, Esq.
ITC Holdings Corporation
June 2, 2005
Page 1